UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 22, 2005

Commission File Number 000-51457

PERNOD RICARD S.A.

(Translation of registrant’s name into English)

12, place des Etat-Unis, 75783 Paris Cedex 16, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description

Exhibit No. 99.1	Announcement of agreement reached with SPI Group, dated September 22, 2005.

Exhibit No. 99.2	Announcement of approval of financial statements for the 1st half of 2005 and the 18-month period ending June 30, 2005, dated September 22, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pernod Ricard S.A.
(Registrant)

Date: September 22, 2005	By	/s/ Emmanuel Babeau
Name: Emmanuel Babeau
Title: Finance Director